Issuer Free Writing Prospectus, dated March 27, 2008
Filed by: Entertainment Properties Trust pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-140978
2,100,000 Common Shares
Entertainment Properties Trust
This information supplements the information contained in the preliminary prospectus supplement dated March 26, 2008 to the prospectus dated February 27, 2007.

Issuer:	Entertainment Properties Trust
Security Type:	Common shares of beneficial interest, par value $0.01
Securities Offered:	2,100,000 shares, all primary (increased from 1,500,000)
Over-allotment Option:	315,000 shares, all primary (increased from 225,000)
Common Shares to be Outstanding	30,309,974 common shares (30,624,974 common shares if
After the Offering:	the underwriters exercise their over-allotment option in full)
Public Offering Price:	$48.18 per share
Last Sale Price of Common Shares (March 27, 2008):	$48.18
Underwriting Discount:	$2.0477 per share
Trade Date:	March 27, 2008 (after market close)
Settlement Date:	April 2, 2008
CUSIP:	29380T105
Underwriters:	J.P. Morgan Securities, Inc., Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation (Joint Book-Running Managers)
Net Proceeds:	Approximately $96.65 million ($111.18 million if the over-allotment is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses
Use of Proceeds:	The Company expects to use the net proceeds from this offering and the concurrent offering of Series E preferred shares discussed below for general business purposes, which may include funding the acquisition, development or financing of properties or the repayment of debt. Pending this application, the Company expects to use the net proceeds to reduce indebtedness under its unsecured revolving credit facility and to invest any remaining net proceeds in interest-bearing securities which are consistent with the Company’s qualifications as a real estate investment trust.
Concurrent Offering of Series E Cumulative Convertible Preferred Shares:	Concurrently with this public offering of common shares, the Company is offering 3,000,000 shares (or 3,450,000 shares if the underwriters exercise their over-allotment option) of its 9.00% Series E cumulative convertible preferred shares of beneficial interest pursuant to a separate public offering registered under the Securities Act. The net proceeds from the Series E preferred shares are expected to be approximately $72.53 million ($83.44 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and commissions and our estimated offering expenses. The completion of the concurrent offering of the Series E preferred shares is not subject to the completion of this offering of common shares and the completion of this offering of common shares is not subject to the completion of the concurrent offering of Series E preferred shares.
Common stock symbol / Exchange:	EPR / NYSE

Capitalization:
     The following information supplements and adds to the information included in the section titled “Capitalization” in our Preliminary Prospectus Supplement dated March 26, 2008:
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CAPITALIZATION
     The following table describes our actual capitalization as of December 31, 2007, and our capitalization on an as adjusted basis to reflect (1) the issuance and sale of the 2,100,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as described in “Use of Proceeds” and (2) the issuance and sale of both the 2,100,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the 3,000,000 Series E preferred shares pursuant to a separate offering registered under the Securities Act (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from both offerings as described in “Use of Proceeds.” The proceeds we ultimately receive from this offering of common shares and the concurrent offering of our Series E preferred shares are dependent upon numerous factors and subject to general market conditions. We may not consummate the concurrent offering of our Series E preferred shares or we may not consummate it for the amount or on the terms planned. The completion of this offering of common shares is not subject to the completion of the concurrent offering of the Series E preferred shares and the completion of the concurrent offering of the Series E preferred shares is not subject to the completion of this offering of common shares. Accordingly, the actual amounts shown in the “As Adjusted” columns may differ materially from those shown below.
     This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our annual report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus supplement.
December 31, 2007
(Dollars in thousands)

		As	As
		Adjusted (1)	Adjusted (2)
	Actual	(Unaudited)	(Unaudited)

Debt:
Unsecured revolving credit facility (3)	$—	$—	$—
Other long-term debt	1,081,264	1,081,264	1,081,264

Total debt	1,081,264	1,081,264	1,081,264
Minority interest	18,141	18,141	18,141
Shareholders’ equity:
Common shares, $0.01 par value, 50,000,000 shares authorized; 28,878,285 shares issued, actual and 30,978,285 shares issued, as adjusted	289	310	310
Preferred shares, $0.01 par value, 25,000,000 shares authorized, actual and as adjusted; 3,200,000 Series B preferred shares issued, actual and as adjusted; 5,400,000 Series C preferred shares issued, actual and as adjusted; 4,600,000 Series D preferred shares issued, actual and as adjusted; and no Series E preferred shares issued, actual and 3,000,000 Series E preferred shares issued, as adjusted	132	132	162
Additional paid-in capital	1,023,598	1,120,230	1,192,725
Treasury shares, at cost, 793,676 shares	(22,889)	(22,889)	(22,889)
Loans to shareholders	(3,525)	(3,525)	(3,525)
Accumulated other comprehensive income	35,994	35,994	35,994
Distributions in excess of net income	(25,706)	(25,706)	(25,706)

Total shareholders’ equity	1,007,893	1,104,546	1,177,071

TOTAL CAPITALIZATION	$2,107,298	$2,203,951	$2,276,476

(1)	This column reflects the issuance and sale of the 2,100,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as described in “Use of Proceeds”.

(2)	This column reflects the issuance and sale of both the 2,100,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the 3,000,000 Series E preferred shares pursuant to a concurrent offering registered under the Securities Act (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from each offering as described in “Use of Proceeds.”

(3)	At March 25, 2008, we had $5.0 million of indebtedness outstanding under our unsecured revolving credit facility.
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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE (866) 430-0686.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Dated: March 27, 2008

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